UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)

RealD Inc.

(Name of Issuer)

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

75604L105

(CUSIP Number)

Michael V. Lewis

100 North Crescent Drive, Suite 200

Beverly Hills, CA 90210

310-385-4000

(Name, Address and Telephone Number of Person Authorized

to Receive Notices and Communications)

Copies to:

Matthew F. Herman, Esq

Howard M. Klein, Esq

Freshfields Bruckhaus Deringer US LLP

601 Lexington Avenue

New York, NY 10022

(212) 277-4000

November 25, 2015

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 75604L105

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Michael V. Lewis
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 6,515,819
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 6,515,819
	10	SHARED DISPOSITIVE POWER
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,515,819
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.5%*
14	TYPE OF REPORTING PERSON IN

*Based upon 51,131,865 shares of common stock of RealD Inc. outstanding on November 2, 2015, as reported in its Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2015, and taking into account an aggregate of 1,177,500 shares of common stock of RealD Inc. that may be acquired by Michael V. Lewis within 60 days of November 25, 2015.

CUSIP No. 75604L105

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON The MVL Trust, dated August 3, 2010
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Not applicable
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 5,288,336
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 5,288,336
	10	SHARED DISPOSITIVE POWER
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,288,336
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.3%*
14	TYPE OF REPORTING PERSON OO

*Based upon 51,131,865 shares of common stock of RealD Inc. outstanding on November 2, 2015, as reported in its Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2015.

SCHEDULE 13D

This Amendment No. 1 (this Amendment) amends the statement on Schedule 13D (the 13D) filed on November 12, 2015, on behalf of: (i) Michael V. Lewis (Lewis), the Chief Executive Officer and Director and Chairman of the Board of Directors of RealD Inc., a Delaware corporation (the Company); and (ii) the MVL Trust, dated August 3, 2010 (the MVL Trust and together with Lewis, the Reporting Persons), of which Lewis is the sole trustee, relating to the shares of common stock of the Company, par value $0.0001 per share (the Company Common Stock), beneficially owned by Lewis and the MVL Trust.

This Amendment is being filed in order to: (a) correct a clerical error regarding the number of shares of Company Common Stock owned directly by Lewis, which had been reported in the 13D as 51,107 shares, and is corrected in this Amendment to 49,983 shares; consequently, the aggregate number of shares beneficially owned by Lewis was incorrectly reported in the 13D as 6,516,943 shares and is corrected in this Amendment to 6,515,819 shares; and (b) reflect the amendment to (i) the Rollover Commitment Letter (which was amended and restated to reflect the error in the number of shares of Company Common Stock owned directly by Lewis described above and to amend an exhibit thereto) and (ii) the Voting Agreement (which was amended and restated to reflect the error in the number of shares of Company Common Stock owned directly by Lewis described above). Except as necessary to reflect the information in (a) and (b) above, the 13D is not otherwise amended by this Amendment.

*	*	*	*

Item 3 of the 13D is hereby amended by deleting the first paragraph thereof and replacing it in its entirety with the following:

Lewis is the beneficial owner of 6,515,819 shares of Company Common Stock consisting of: (i) 49,983 shares of Company Common Stock owned directly by Lewis; (ii) 5,288,336 shares of Company Common Stock owned by the MVL Trust; and (iii) 1,177,500 shares of Company Common Stock underlying options owned directly by Lewis that are exercisable within 60 days of November 25, 2015 (Options).

Item 4 of the 13D is hereby amended by deleting the fifth paragraph thereof and replacing it in its entirety with the following:

Concurrently with the execution and delivery of the Merger Agreement, the Reporting Persons entered into:

•	a rollover commitment letter with the Purchaser, dated as of November 8, 2015, and amended and restated as of November 25, 2015 (the Rollover Commitment Letter), pursuant to which they have committed, subject to the conditions therein, to transfer, contribute and deliver to the Purchaser immediately prior to the Effective Time an aggregate amount of 5,338,319 shares of Company Common Stock owned by them (the Rollover Shares) in exchange for equity securities of the Purchaser. For the purpose of such transfer and exchange, each share of Company Common Stock owned by the Reporting Persons will be valued at the Merger Consideration.

•	a Voting Agreement with the Purchaser, dated as of November 8, 2015, and amended and restated as of November 25, 2015 (the Voting Agreement), pursuant to which, among other things, the Reporting Persons have agreed to vote all of the shares of Company Common Stock beneficially owned by them in favor of the transactions contemplated by the Merger Agreement, unless the Voting Agreement is terminated pursuant to its terms. The Voting Agreement also restricts the Reporting Persons from transferring or agreeing to transfer any Rollover Shares during its term (other than in accordance with the Rollover Commitment Letter) and from engaging in discussions or solicitations with respect to alternate transactions involving the Company, but does not restrict Lewis from taking or refraining from taking any action in his capacity as an officer of the Company or as a member of the Board of Directors of the Company.

Item 4 of the 13D is hereby further amended by deleting the seventh paragraph thereof and replacing it in its entirety with the following:

The foregoing description of the Merger Agreement, the Rollover Commitment Letter, the Voting Agreement and the transactions contemplated thereby does not purport to be complete and is subject to, and qualified in its entirety by, the full text of: (i) the Merger Agreement, attached as Exhibit 99.1 to the 13D and a copy of which has been filed as Exhibit 2.1 to the Company’s Current Report on Form 8-K filed on November 9, 2015, which is incorporated herein by reference; (ii) the Amended and Restated Rollover Commitment Letter, attached as Exhibit 99.2.1 to this Amendment and a copy of which has been filed as Exhibit (d)(4) to the Company's Statement on Schedule 13E-3 filed on November 25, 2015, which is incorporated herein by reference; and (iii) the Amended and Restated Voting Agreement, attached as Exhibit 99.3.1 to this Amendment and a copy of which has been filed as Exhibit (d)(3) to the Company's Statement on Schedule 13E-3 filed on November 25, 2015, which is incorporated herein by reference.

Item 5(a) of the 13D is hereby amended and restated in its entirety as follows:

(a) As of November 25, 2015, and after giving effect to the Options, Lewis may be deemed to beneficially own 6,515,819 shares of Company Common Stock, representing 12.5% of the outstanding shares of Company Common Stock, based on 51,131,865 shares of Company Common Stock outstanding on November 2, 2015, as represented by the Company in its Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2015 and filed with the SEC on November 9, 2015 and taking into account an aggregate of 1,177,500 shares of Company Common Stock that may be acquired by Lewis within 60 days of November 25, 2015.

As of November 25, 2015, the MVL Trust may be deemed to beneficially own 5,288,336 shares of Company Common Stock, representing 10.3% of the outstanding shares of Company Common Stock, based on 51,131,865 shares of Company Common Stock outstanding on November 2, 2015, as represented by the Company in its Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2015 and filed with the SEC on November 9, 2015.

Item 7. Material to be Filed as Exhibits.

Exhibit No.	Name
99.2.1

Amended and Restated Rollover Commitment Letter, dated as of November 25, 2015, by and among Purchaser, Lewis and The MVL Trust (incorporated by reference to Exhibit (d)(4) to the Company’s Statement on Schedule 13E-3 filed on November 25, 2015).

99.3.1

Amended and Restated Voting Agreement, dated as of November 25, 2015, by and among Purchaser, Lewis and The MVL Trust (incorporated by reference to Exhibit (d)(3) to the Company’s Statement on Schedule 13E-3 filed on November 25, 2015).

SIGNATURE

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, such person hereby certifies that the information set forth in this statement is true, complete and correct.

Dated: November 25, 2015

By: /s/ Michael V. Lewis

       Michael V. Lewis

The MVL Trust, dated August 3, 2010

By: /s/ Michael V. Lewis

       Name: Michael V. Lewis

       Title: Trustee